Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

The following email was sent on behalf of Scott Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“DTAG” or “Dollar Thrifty”), to employees of DTAG on June 28, 2010.

Sent on behalf of Scott Thompson…

Last week, I received a significant written confirmation from Hertz’s CEO Mark Frissora.  He would like to reduce the uncertainty that the DTAG Tulsa workforce (which includes employees in Tahlequah) is experiencing regarding the proposed transaction between our two companies.   His letter below outlines his plans to maintain the Tulsa workforce for a minimum of three months post-transaction close.  His letter also confirms they will for a period of time maintain base wages and bonus opportunities as well as DTAG’s existing severance plan on substantially the same terms provided by DTAG.  This is all designed to give you and Hertz time to figure out what the future will look like.   It is my understanding that no longer term decision has been made on Tulsa as an operating location.

Please know that Hertz understands the uncertainty of this situation for you and your families.   At an appropriate time Hertz intends to work with DTAG employees to answer all questions and ensure that the proposed integration goes smoothly.

Hertz did not have to do this and I personally thanked Mark on your behalf.

Scott

Scott:

I write to confirm our response regarding your request to maintain the Tulsa workforce intact for a minimum of three months after the transaction closes.  I understand the uncertainty that this transaction has created for your employees, and we are aligned with you in our desire to respond to that uncertainty.

First, the merger agreement requires Hertz to maintain base wages, bonus and other benefits including severance on substantially the same terms as existed prior to the closing for one year following the closing date.  In that regard, I want to confirm that the existing severance plan will be maintained not only for a one year period following the transaction close, but for employees in the Tulsa headquarters, we will extend this an additional three months (for a total of fifteen months following the closing.)   This ensures the status quo for your employees while we work through the integration process and financial protection for those who leave the organization.

Second, please treat this message as confirmation by Hertz of its intent to maintain the employment of all Tulsa based employees (excluding those employees covered by change in control protections) for a period of not less than three months after the date on which the transaction closes.  I hope that this commitment helps to alleviate some of the employee concerns.

Hertz will work with you prior to closing and will continue immediately after the closing to give the Tulsa workforce as much information as possible regarding the transaction and plans for the combined workforces of our two companies.  We have mapped detailed plans for moving quickly to resolve these issues and respond to employee concerns.  It goes without saying that we believe Dollar Thrifty is a well run operation, which is why we are pursuing this transaction.   I am very attuned to the importance of your employees in delivering the results that your company has seen.  They are an important part of the transaction.

If you have any questions or otherwise wish to discuss this, please call.

Regards,

Mark
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
Mark P. Frissora
Chairman of the Board
and Chief Executive Officer
The Hertz Corporation
225 Brae Boulevard
Park Ridge, NJ  07656

Forward-Looking Statements
This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Dollar Thrifty Automotive Group, Inc. (“DTG”) and Hertz Global Holdings, Inc. (“Hertz”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger of DTG with and into a wholly owned subsidiary of Hertz (the “Merger”) or may be required to accept conditions that could reduce the anticipated benefits of the Merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed Merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed Merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed Merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by DTG and Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTG and Hertz. DTG and Hertz assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (registration statement number 333-167085) that includes a preliminary proxy statement of DTG that also constitutes a preliminary prospectus of Hertz. Hertz and DTG also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of DTG. INVESTORS AND STOCKHOLDERS OF DTG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and DTG, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by DTG will be available free of charge on DTG’s internet website at www.dtag.com or by contacting DTG’s Investor Relations Department at 918-669-2119. Hertz, DTG, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DTG in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information about the directors and executive officers of DTG is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.